Filed Pursuant to Rule 425

Filing Person: Commscope, Inc.

Subject Company Andrew Corporation

Commission File Number: 001-14617

CORPORATE PARTICIPANTS

Phil Armstrong
CommScope - VP, IR

Jearld Leonhardt
CommScope - EVP, CFO

Frank Drendel
CommScope - Chairman, CEO

Brian Garrett
CommScope - President, COO

CONFERENCE CALL PARTICIPANTS

Celeste Santangelo
Merrill Lynch - Analyst

Marcus Kupferschmidt
Lehman Brothers - Analyst

Jeff Beach
Stifel Nicolaus - Analyst

Brian Coyne
Friedman Billings Ramsey - Analyst

Simon Leopold
Morgan Keegan - Analyst

Kevin Sarsany
Next Generation Research - Analyst

Glen Anderson
CIBC World Markets - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by and welcome to the CommScope conference call. During the presentation, all participants will be in a listen-only mode. Afterwards, we will conduct a question and answer session. (OPERATOR INSTRUCTIONS) If you would like to withdraw your question, press the pound key. As a reminder, this conference is being recorded, Monday, July 30, 2007. Your speaker today is Mr. Phil Armstrong, Vice President of Investor Relations and Corporate Communications. Please go ahead, sir.

Phil Armstrong  — CommScope — VP, IR

Good afternoon, thank you for joining us on this call. Frank Drendel, CommScope’s Chairman and Chief Executive Officer; Brian Garrett, CommScope’s President and Chief Operating Officer; and Jearld Leonhardt, CommScope’s Chief Financial Officer join me on the call.

Please note that during this conference call we may make forward-looking statements regarding our financial position, plans, and outlook that are based on information currently available to management, management’s beliefs, and a number of assumptions concerning future events. Forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors, which could cause the actual results to differ materially from those currently expected. For a more detailed description of factors that could cause such a difference, please see the press release we issued today and CommScope’s filings with the Securities and Exchange Commission. In providing forward-looking statements, the Company does not intend and is not undertaking any duty or obligation to update these statements as as a result of new information, future events, and otherwise. Also, please note that all dollar figures and percentages are approximations. After we review second quarter results and Frank makes some closing comments, we will open the lines up for questions. Jearld?

Jearld Leonhardt  — CommScope — EVP, CFO

Thank you, Phil. Today, CommScope announced second quarter results for the period ended June 30, 2007. The Company reported record second quarter sales of $519 million and net income of $61 million or $0.83 per diluted share. Sales for the second quarter of ‘07 increased 26% year-over-year, driven by increased customer demand across all of the business segments and price increases implemented in the first half of 2006.

The Company experienced particularly strong sales growth in the carrier segment. Enterprise segment sales rose 17% year-over-year to $239 million, primarily due to higher sales volume, favorable mix and price increases implemented in 2006 in response to higher material costs. We continued to experience success with our high performance and industry-leading products, including the SYSTIMAX GigaSPEED X10D unshielded twisted pair cabling solution and the innovative iPatch, real-time infrastructure management system. As enterprises upgraded their networks to support expected bandwidth requirements.

Enterprise sales grew in all geographic regions. In the quarter, we continue to see good market conditions and positive global trends. We believe this is part of a multiyear upgrade cycle as big corporations invest in information technology to support bandwidth intensive applications, develop intelligent buildings, and construct and consolidate large data centers. We executed our strategy effectively in the quarter and have seen an expanding base of global accounts. We intend to continue investing in sales, research and development, and marketing and remain particularly excited about opportunities in emerging markets.

Broadband sales rose to $163 million, up 20% year-over-year, primarily due to higher sales volume, price increases implemented in the first half of 2006 in response to higher material costs and the positive impact of the Signal Vision Inc. acquisition, which closed on May 1, 2007. Broadband sales growth was strongest in the North American and Latin American regions. Broadband sales have been favorably affected by the competition between cable operators and telephone companies as they battle for end users with their expanded suite of video, data, and voice services. This competition has sparked ongoing investment as cable operators support the triple play of services.

During the second quarter, we acquired Signal Vision, a leading supplier of broadband radio frequency subscriber products to cable television system operators. We believe there are significant opportunities to increase sales of the Signal Vision’s passives and indoor amplifiers and addressable taps by building upon CommScope’s existing broadband sales channels.

During the second quarter, CommScope also successfully deployed its BrightPath system with three major broadband cable operators and has installations pending with three additional cable customers. BrightPath is an innovative fiber to the home distribution system designed to work seamlessly with existing HFC networks. BrightPath is fully compatible with the existing DOCSIS based head in and subscriber equipment which allows operators to cost effectively deliver their suite of analog, digital, and interactive services over fiber to the home. BrightPath can be deployed selectively in new build applications to provide a competitive advantage with lower up-front costs and maintenance relative to traditional passive optical networks.

Carrier sales increased 64% year-over-year to $117 million. This robust growth is primarily the result of increased sales of our ICS product line to large domestic wireline carriers. These large telephone companies are investing in their infrastructure to deploy broadband services to their customers and to compete with cable television companies. We remain very excited about what we expect to be a multiyear opportunity for our ICS product line.

We do expect increasing competition in this segment. However, we believe that CommScope has a compelling value proposition for its ICS customers. Innovative cabinet designs, strong customer service, a proven record of quality and reliability, as well as supply chain efficiency, all come together, we believe, to differentiate CommScope from the competition.

During the second quarter, sales to all OEMs rose in our carrier segment and sales to our largest OEM accounted for approximately 13% of our total company sales. While our overall wireline sales increased significantly, wireless sales in North America declined year-over-year due to slower capital spending from domestic wireless carriers. This decline was partially offset by increased international wireless sales. Over the longer term, we believe the wireless operators will continue to invest in their existing networks and deploy new technologies.

CommScope’s total international sales for all segments in the second quarter of 2007 rose 20% year-over-year to $160 million or approximately 31% of the total company sales. Total company, external orders booked in it the second quarter of 2007 were $548 million, up 12% from the year-ago quarter. The book-to-bill ratio for the quarter was 1.06 times with broadband and carrier above 1 and enterprise slightly below 1.

Moving to gross margin, which, for the second quarter of 2007, was 31%. It was up nearly 500 basis points year-over-year. The gross margin improvements were primarily due to higher sales levels, the impact of cost management efforts, favorable mix and the positive impact of price increases implemented in ‘06 for certain products in response to increases in cost of raw materials.

SG&A for the second quarter of 2007 was $68 million or 13% of sales compared to $58 million or 14% of sales in the year-ago quarter. SG&A declined as a percentage of sales primarily due to higher sales levels. Research and development was $8 million for the quarter or 2% of sales. CommScope continues to invest in new solutions and ideas to better address the communication infrastructure needs of our customers. Operating income for the second quarter of ‘07 more than doubled year-over-year to $86 million or 16.6% of sales. In the year-ago quarter, operating income was $38 million or 9.2% of sales. Excluding restructuring costs, operating income would have been $42 million or 10.2% of sales for the year-ago quarter.

Now I’ll turn to cash flow and balance sheet items. Net cash provided by operating activities in the second quarter of 2007 was $47 million, compared to $15 million in the year-ago quarter. Capital spending in the quarter was $7 million. Total depreciation and amortization expense was $13 million for the second quarter of ‘07. Second quarter 2007 results include $2.4 million of pretax equity-based compensation expense in accordance with SFAS No. 123R. Now, at June 30, 2007, long-term debt, including current maturities, declined to $267 million and was 23% of gross capital structure. CommScope ended the quarter with $490 million in cash, cash equivalents, and short-term investments.

Looking ahead, we expect continued strength across all of our business segments as well as higher costs. Material costs continue to rise and we may not be able to fully recover these costs in the short-term. As a result of this volatility, we expect operating margin in the second quarter of the year to be lower — or the second half of the year, rather, to be lower than the first half of the year. Please note that our guidance is for CommScope only, without giving effect to the proposed acquisition of Andrew.

Now, for the third quarter we expect sales of $510 to $530 million and operating margin of 15.5% to 16.5%, excluding any special items. This forecast represents a sales increase of roughly 9% to 14% year-over-year with operating income growing at nearly double that rate. Please note that we had an especially strong enterprise performance in the third quarter of 2006, which was affected by the timing of our last year’s global manufacturing initiatives. Also note that the last significant cable price increases for the enterprise and broadband segments occurred in the second quarter of 2006. We’ve also increased our calendar year 2007 guidance. For full year, we anticipate sales of $1.90 billion to $1.94 billion and operating margin of 15.25% to 15.5%. Excluding any special items. This calendar year forecast reflects a sales increase of roughly 17% to 19% year-over-year with operating income rising more than 70% year-over-year. For the full year, we expect an effective tax rate of 31% to 33%. Or in that range. Overall, we are pleased to raise 2007 guidance and to be in a position to achieve record calendar year financial performance.

I’m sure you recall that on June 27, 2007, CommScope and Andrew Corporation announced a definitive agreement, unanimously approved by their respective Board of Directors, under which CommScope will acquire all of the outstanding shares of Andrew for $15 per share, at least 90% of which is in cash. The combined company will be a global leader of infrastructure solutions for communication networks, including structured cabling solutions for the business enterprise, broadband cable and apparatus for cable television applications, and antenna and cable products as well as other solutions for wireless applications. We believe that with this acquisition we are building upon our complementary global product offerings that will provide customers with a broader array of communication infrastructure solutions for video, voice, data, and mobility.

We also believe that the combination of our two operations will result in meaningful operating costs and sales synergies and offers benefits to our shareholders, customers and employees. The total transaction value is $2.6 billion based on Andrew’s estimated 176 million shares outstanding on a fully diluted basis, which includes shares issuable under Andrew’s existing convertible notes. CommScope expects to fund the cash portion of the purchase price through a combination of new credit facilities and available cash on hand. CommScope has obtained customary fully underwritten debt financing commitment letters from Banc of America and Wachovia Bank and their respective affiliates. We believe these commitments, which we signed with banks in June, are attractive relative to current rates, primarily due to the recent turmoil and institutional credit markets. We intend to work with our lenders to create a successful and efficient financing structure. The transaction is expected to close before the end of 2007 and is subject to completion of customary closing conditions, including effectiveness of a registration statement on Form S4, approval by Andrew’s stockholders, clearance under the HartScottRodino Antitrust Improvements Act of 1976 as amended and any other applicable laws or regulations.

As previously communicated on July 16, 2007 CommScope and Andrew submitted their premerger notification filings as required under the HartScottRodino Act. Now, we look forward to closing the transaction before the end of 2007 and realizing the opportunities ahead. Today, however, we do not have any further updates regarding the transaction. Therefore, during this earnings call, we intend to focus our comments on matters pertaining to our current results and outlook. Thank you and I will now turn it over to Frank for his comments.

Frank Drendel  — CommScope — Chairman, CEO

Thank you, Jearld. And thank you for all joining us on this call. First of all, I’d like to thank the Andrew team and all the effort you’ve put forth in the last 30 days to make this transaction a success. The CommScope team I want to thank for the amazing workmanship and output that you’ve contributed to reaching these record sales. I would like to point out that 10 years ago today was the public issue of CommScope stock with the same management team that’s in this room today. So, for this team, I want to thank you for 10 great years and for a record quarter.

Our combined global reach, the markets that we serve, the new Andrew CommScope will be a tremendous combination of performance and opportunity for everyone. When this combination is completed, we will have the world’s largest and strongest combination of complete enterprise wireless, wired, all the networking that is required to supply the last meter, the last mile, the last foot. And if at the end I view this as to be the most significant accomplishment of CommScope’s 10 years. With that, I will turn it over to Elizabeth and you can start the call, Elizabeth.

Phil Armstrong  — CommScope — VP, IR

Operator?

QUESTION AND ANSWER

Operator

Thank you. (OPERATOR INSTRUCTIONS) One moment, please, for the first question. Your first question comes from Celeste Santangelo with Merrill Lynch.

Celeste Santangelo  — Merrill Lynch — Analyst

Good afternoon. Question on the carrier segment. The growth that you saw in Q2 — do you think there was anything in the way of pull-ins? And then how are you looking at that business — what’s included in your outlook for the rest of the year?

Brian Garrett  — CommScope — President, COO

Celeste, this is Brian. I would say very little in the way of pull-in. The whole segment is scrambling to install equipment right now. I would say that’s the largest limitation at present. And if I look at channel inventories I would say that they have not swollen. So, pretty stable in that regard. But at the same time, I would say it represents the peak for the year. And with an expectation of modest downward movement into the third quarter and then the usual uncertainties in the fourth quarter, but I will tell you our current position is reflected in our guidance for the carrier segment. Represents a strengthening of our outlook for the fourth quarter, relative to where we were this time last quarter. Does that help you?

Celeste Santangelo  — Merrill Lynch — Analyst

Yes, thank you. And was there anything on the Andrew results this afternoon that surprised you negatively or positively versus your original due diligence?

Frank Drendel  — CommScope — Chairman, CEO

Celeste, most of that we understood in the early due diligence. We’re very, very excited about where this takes us. So I continue to look at worldwide positions that these companies will have. The markets and the uptrend that we hope for in the domestic market, when you consider that most of the opportunity is the returning of the domestic market, you look at the results that we had international and Andrew had internationally. I’m very excited. So, you just get any kind of improvement in the two major domestic wireless carriers, the results would be outstanding.

Celeste Santangelo  — Merrill Lynch — Analyst

Great. Thank you.

Operator

Your next question comes in the line of Marcus Kupferschmidt with Lehman Brothers.

Marcus Kupferschmidt  — Lehman Brothers — Analyst

Hi, guys, how are you?

Frank Drendel  — CommScope — Chairman, CEO

Hi, Marcus.

Marcus Kupferschmidt  — Lehman Brothers — Analyst

My first question — so — I guess in terms of the obvious — I know you said you didn’t want to talk about Andrew, but I will ask one obligatory one on behalf of not me, but my team here, folks in a special situation. Any thoughts — I mean the fact that they’re lowering their guidance is surprising to you in any way, shape or form? Can you even give us any insight into that right now?

Brian Garrett  — CommScope — President, COO

Marcus, I don’t think there’s a surprise there. The big variable for them, which they’ve disclosed many, many times, is really having a good grasp on what the North American market is doing. And it’s tough for all of us. We participate in business with Cingular and we know how difficult it is to forecast in that space. So I would say no surprises. They’re showing continued strength in Asia Pac and Europe. As stated the story is all about life here at home in North America.

Frank Drendel  — CommScope — Chairman, CEO

I think, Marcus, it’s still a worldwide view of what happens long-term and the demand for bandwidth and the expansion of bandwidth and clearly if you look at the domestic announcements that have taken place in the last 30 days, Sprint, Clearwire, all the effort that will be going forth in building these new networks, should set the stage for a very successful combination of these two companies.

Marcus Kupferschmidt  — Lehman Brothers — Analyst

Okay, and then back to CommScope organic, if I could ask in terms of your margins for the quarter. I was a bit surprised to see the broadband margins come down slightly or a bit sequentially here, on good sales and the enterprise was phenomenal. Maybe give us a sense of is there one-time things affecting in the mix? Is this kind of run rate going forward? If you could help us understand where you are today would be very helpful.

Frank Drendel  — CommScope — Chairman, CEO

There are a number of variables on the broadband side, Marcus. And, both from geographic mix and commodity costs, clearly those are the big pieces in this — in the second quarter. Enterprise was just absolutely stellar. Exceeded our expectations, quite frankly. And there were some one-time benefits that we derived in the quarter for enterprise that we will not duplicate in the third quarter.

Brian Garrett  — CommScope — President, COO

Marcus, part of the broadband issue was the Signal Vision acquisition. And we had some costs with that acquisition. We’re still very excited about that.

Marcus Kupferschmidt  — Lehman Brothers — Analyst

Meaning some costs included in the—?

Brian Garrett  — CommScope — President, COO

Specifically, the purchasing accounting issues that would depress gross margins.

Marcus Kupferschmidt  — Lehman Brothers — Analyst

Got it. Thank you very much.

Operator

Your next question comes from the line of Jeff Beach with Stifel Nicolaus.

Jeff Beach  — Stifel Nicolaus — Analyst

Yes, congratulations on another good quarter. It’s been quite a string.

Jearld Leonhardt  — CommScope — EVP, CFO

Thanks, Jeff.

Frank Drendel  — CommScope — Chairman, CEO

Thank you, Jeff.

Jeff Beach  — Stifel Nicolaus — Analyst

I guess my two related questions are — you’ve talked about rising raw material costs or costs in general — can you expand — aluminum is up. Can you talk about aluminum and then other cost pressures among all the businesses?

Brian Garrett  — CommScope — President, COO

Well, the same mix we’ve always dealt with, Jeff. And the one — the good news, even though aluminum did move it didn’t move substantially for us sequentially. Because of the tonnage that we consume, obviously we stay very, very close to that subject. On a sequential basis, obviously copper had an impact on us in the quarter and moving forward, obviously, I think procurement people, we have concerns about — about polyethylenes and plastics in the second half of the year, as well.

Jeff Beach  — Stifel Nicolaus — Analyst

 And given your third quarter guidance with — I call it flattish sales and flat to maybe a little bit lower margins, when does all this rising cost begin to — why isn’t it hitting you in the third quarter, based on your guidance?

Brian Garrett  — CommScope — President, COO

 Well, we are — we are going to see some cost increases in the third quarter. And not only in raw materials but I think we’ve been just thinking about the second half of the year. We’ve been very open with you since the beginning of the year in terms of our intentions to continue to invest in this business. So we will see trending upward in R&D spending in the second half of the year. All of that are important pieces of the puzzle that we’ve laid out for you here in this guidance.

 Jearld Leonhardt  — CommScope — EVP, CFO

 And, Jeff, our guidance for the third quarter on margin is less than our second quarter operating margin. So, we are going to see some impact — at least our expectation is that we will.

 Jeff Beach  — Stifel Nicolaus — Analyst

 All right, well, we’ll — we’ll see how the third quarter goes. Again, a great quarter. Thanks.

 Frank Drendel  — CommScope — Chairman, CEO

 Thank you, Jeff.

Operator

 Your next question comes from the line of Brian Coyne with Friedman Billings.

 Brian Coyne  — Friedman Billings Ramsey — Analyst

 Hey, guys.

 Frank Drendel  — CommScope — Chairman, CEO

 Hi, Brian.

 Jearld Leonhardt  — CommScope — EVP, CFO

 Hi, Brian.

 Brian Coyne  — Friedman Billings Ramsey — Analyst

 Nice quarter, to say the least.

 Frank Drendel  — CommScope — Chairman, CEO

 Thank you.

 Brian Coyne  — Friedman Billings Ramsey — Analyst

 A couple of things, real quickly, just sort of off of that last question, the last couple of questions about copper prices — I was wondering if you could just help us think about handicapping the likelihood of another round of pricing increases given the rise in copper costs? You know, $3.50 or so, still obviously below last May’s peak, but still higher than what we saw in the second half of ‘06, how does this work, since we’re clearly coming up on a year-over-year? And then second question is really one for Frank. I guess a view on bigger picture on what you think the wireless opportunity is particularly, as we get closer here to closing on Andrew, within your traditional cable customer base. How do you see that playing out? Is that a big part of your view, sort of like ‘08 or ‘09? Thanks.

Brian Garrett  — CommScope — President, COO

 Brian, on the — on the copper part, our last price increases, particularly in enterprise, if you’re speaking of copper, was in the second quarter of last year. In that period, copper prices weren’t substantially different from where we are today. As always, it’s not about the spot price in any given week or month. Clearly if we saw trends extending into the second half with increasing copper prices, then it would give reason for us to raise market pricing. So we’ve not seen that longer term trend yet into the second half, obviously. So we’ve made no decision on the subject. But I would just say look at our track record, in terms of how we behave. The value proposition that we have and our willingness to pass commodity costs on to the market.

 Frank Drendel  — CommScope — Chairman, CEO

 And to your question on kind of the longer range view, I haven’t deviated a bit on my view that it’s a combination of Andrew and CommScope, sales for the last kind of still piece that you have a leg in the chair that gives us the complete coverage of this continuing growth in demand. If you look at the success of just an innovation like iPhone and if you look at the kind of combination that’s taking place in the accelerated bill with Clear Wire and Sprint and all the opportunities that are driven by this increasing demand for bandwidth, video, connectivity, the seamless connectivity between the human, the office and the home, I haven’t changed my view at all. I think at least in the 30 days, if you look at the intellectual horsepower between these two companies and the ability to take forward a proposition for seamless connectivity, I think its an opportunity that cannot be replaced. You couldn’t recapitalize these companies for anywhere near their market caps. So, if anything, I’m more bullish on where this all goes at the end of the day.

Now, clearly, the domestic carrier business is in kind of a stall space right now where everybody evaluates what technology they are going to use. There is no question the bandwidth and the demands and the usage is there, if you just look at the connectivity.

 Brian Coyne  — Friedman Billings Ramsey — Analyst

 Good, that’s helpful. In conversations with cable operators is the subject of wireless coming up or is it still more like of a 2008, 2009?

 Frank Drendel  — CommScope — Chairman, CEO

 I think if you stay the cable operators — good point. The cable operators, CATV operators, clearly are getting some good traction with their venture with Sprint and they continue to look at the priority. But right now they’re having all they can handle, just hooking up the connections. So the triple play is continuous, look at Comcast’s results, which were stellar. So, obviously the triple play would be there when there’s quad-play when you add wireless to it. So they continue to look at it. In the end, though, it really is this bandwidth push that’s taking place across all of our businesses that makes it so fortunate, the way we landed here and have access to all these products that fulfill these bandwidth needs.

 Brian Coyne  — Friedman Billings Ramsey — Analyst

 Great, that’s helpful. All right, guys, thanks again.

 Frank Drendel  — CommScope — Chairman, CEO

 Thank you.

 Jearld Leonhardt  — CommScope — EVP, CFO

 Thank you.

Operator

 Your next question comes from Simon Leopold with Morgan Keegan.

 Simon Leopold  — Morgan Keegan — Analyst

 Thank you, I wanted to see if you could clarify one of your earlier comments, then I will follow up with the question. I think it was Brian who suggested that the carrier business would be probably at a peak in the June quarter. And given the comments that AT&T made on its recent earnings call, it sounds like they’re still ramping activity for their access upgrades and I’m wondering what’s driving the thought about peaking? Is it a matter of you being a leading indicator? It’s a matter of market share shifts? You mentioned that you didn’t think it was a lot of inventory in the channel. I want to see if I can understand that particular comment. Then I will follow up with a question. Thanks.

Brian Garrett  — CommScope — President, COO

 Well, there’s a couple of things. One of them you hit on correctly. We’ve been very public for some time, particularly as it would relate to the AT&T deployments that we have held a very, very high account share in that activity as it got its feet underneath itself and become a more mature product and project for AT&T. So, the outlook moving forward, our expectation is that we will share increasing amounts of that business with others. But at the same time, Simon, our expectations is that the business will continue to grow year-over-year.

The other variable that still remains in the second half is the participation of the traditional BellSouth business in AT&T. I mean we’ve seen second hand public comments and announcements about the subject but there still is not adequate clarity in terms of our minds, in terms of what it means, in terms of revenues in the second half. So, I mean that may create some upside, but right now it’s a statement of uncertainty.

 Frank Drendel  — CommScope — Chairman, CEO

 Simon, I want to point out also, you enter the fall and winter period and these are outdoor cabinets that are installed outside. You always have this traditional weakness in any outdoor construction projects in telecom. But overall, we’re still very, very excited about this business and where it’s going.

 Simon Leopold  — Morgan Keegan — Analyst

 Okay, great. Now, I wanted to see if you could drill down a little bit on the operating margin trends this quarter. Enterprise was huge at 20%, better than your carrier segment, even, at about 16%. I think there was a comment earlier about some one-time sort of things. Maybe if you could give us some sense of direction of how each segment will be trending on operating margin. Thanks.

 Jearld Leonhardt  — CommScope — EVP, CFO

 Yes, let me say something, Simon, here on the operating. Brian did use the phrase, one time, but I’d say if we had a positive set of circumstances, that probably won’t duplicate. There wasn’t an unusual item, but I think we had a favorable position as we went into this quarter and that was beneficial to the enterprise margins in the quarter and we don’t think that would duplicate in future quarters, but I wouldn’t call it or refer to it as a one-time sort of event.

 Frank Drendel  — CommScope — Chairman, CEO

 We don’t expect them to burn off substantially from these points.

 Brian Garrett  — CommScope — President, COO

 So, Simon, the other thing that happened that was important to enterprise in the quarter is the increasing mix of what we call apparatus or noncable items. And these are leading products, much like the iPatch product that we’ve mentioned on numerous occasions. And apparatus is a very attractive segment of our business and it’s becoming increasing percentage of the business. So should that continue its opportunity to continue to expand margins in — in that business segment.

 Simon Leopold  — Morgan Keegan — Analyst

 Okay, thank you for the clarification.

 Brian Garrett  — CommScope — President, COO

 Yes, sir.

Operator

 Our next question comes from Kevin Sarsany with Next Generation Research.

 Kevin Sarsany  — Next Generation Research — Analyst

 Hi, guys.

 Frank Drendel  — CommScope — Chairman, CEO

 Hey, Kevin.

 Kevin Sarsany  — Next Generation Research — Analyst

 A quick question on the Andrew financing. How firm of a commitment do you feel that is? Is it done as far as you’re concerned besides the dotting of I’s crossing the Ts?

 Frank Drendel  — CommScope — Chairman, CEO

 Well, there’s more than that.

 Jearld Leonhardt  — CommScope — EVP, CFO

 Yes. It is a commitment from these two institutions, Banc of America and Wachovia. There is a firm commitment subject only to a few contingencies which we expect will be satisfied in the normal course of things as we move towards the closing here. One of which is that we do need to document a full credit agreement, which we haven’t done that yet. So, but other than that, these are fully underwritten commitments that we have.

 Frank Drendel  — CommScope — Chairman, CEO

 Kev, maybe I can help you a little bit. We’re one of the largest employers in North Carolina. We’re 60 miles away from Wachovia and Banc of America. This is not an LBO financing, this is not a triple debt leverage type of financing. This is a industrial financing effort and I think when we get out there and show everybody the capability of these two companies, that we will get very favorable financing from this transaction. The world hasn’t come to a complete end. Not yet, at least.

 Kevin Sarsany  — Next Generation Research — Analyst

 Really? I guess on your book-to-bill you mentioned enterprise being down and the other two being up. Why would carrier revenue go down in the third quarter if book-to-bill is positive?

 Brian Garrett  — CommScope — President, COO

 I think I’d have to go back. There was just — one, these businesses are relatively short cycled in terms of supply, Kevin, so we’ve said it many times. They’re not backlog businesses. So as such, book-to-bills can be very misleading indications. I mean we could have — in the second quarter of this year, come into the second quarter with small book-to-bill, very high revenue and end it with small book-to-bill.

 Frank Drendel  — CommScope — Chairman, CEO

 Again, we’ve always stated to all of our investors that this is not a backlog company. This is a company that provides products and services to satisfy their customers with a velocity of service. That’s what holds our market positions.

 Kevin Sarsany  — Next Generation Research — Analyst

 Okay. And I guess looking at, backing into what the fourth quarter could be you’re providing guidance that has a sequential decline from the third quarter to the fourth quarter, similar to last year, but last year you had huge third quarter enterprise and then you had the AT&T BellSouth kind of pullback in the fourth quarter.

 Frank Drendel  — CommScope — Chairman, CEO

 Yes, sir.

 Kevin Sarsany  — Next Generation Research — Analyst

 Why — is it just conservativism?

 Frank Drendel  — CommScope — Chairman, CEO

 Well, again, Kevin, what we do is we give guidance to the best of our ability based on all the information we have from our customers and our salesforce. But when you have a six-week backlog, as you just pointed out, you do the very best you can and hope that the market conditions continue as favorably as they have been. And they have been very favorable. I mean we just — we’re just conservative. We’ve been here for 10 years and still have our jobs.

 Jearld Leonhardt  — CommScope — EVP, CFO

 There is obviously always the seasonal downturn that we expect to get for the fourth quarter, Kevin. And so we pretty well know the direction and trying to estimate that level is always out six months, is still a little challenging right now.

 Frank Drendel  — CommScope — Chairman, CEO

 Well said. I mean, we raised our outlook for the full year. Part of that improvement in the outlook for the year came from a favorable — a more favorable view in the fourth quarter. So certainly nothing disastrous. It’s going to be an attractive period for us in it the second half.

 Kevin Sarsany  — Next Generation Research — Analyst

 Don’t get me wrong. Last year I think you kind of surprised us with it and you’re right as rain. I’m just trying to take a cue from you. My last question, on the enterprise, 20% operating margin, excluding raw materials, how do you get that higher or do you think that 20% is kind of the peak in enterprise margins?

 Brian Garrett  — CommScope — President, COO

 Well, I’ll just say it from a longer term perspective and I’m not speaking in terms of next quarter or even the second half of this year, — it really is about continuing to develop new products to create more value and so when we’re speaking about investing in R&D, there is a large commitment here to continue to reinvest in R&D into that segment. One, because of its channel and two, because the ability that we have with this group of people to expand the product line into higher value products than just wire and cable. That’s really the goal for us.

 Kevin Sarsany  — Next Generation Research — Analyst

 Thank you.

 Jearld Leonhardt  — CommScope — EVP, CFO

 Thank you, Kevin.

Operator

 Your next question comes from the line of Glen Anderson with CIBC World Markets.

 Glen Anderson  — CIBC World Markets — Analyst

 Hi, guys. Thanks for taking my call. Congratulations on the quarter.

 Jearld Leonhardt  — CommScope — EVP, CFO

 Thank you.

 Frank Drendel  — CommScope — Chairman, CEO

 Thank you, Glen.

 Glen Anderson  — CIBC World Markets — Analyst

 What I was looking for, I guess, is a little more color on the enterprise business specifically. Obviously you had a fantastic quarter there. Could you provide a little more color on what really drove that upside? Was it exploiting new channels that you haven’t exploited? Was it just healthy markets? Was it grabbing share? What are your thoughts there?

 Brian Garrett  — CommScope — President, COO

 We’ve commented earlier in terms of the benefit of the copper commodity costs for us in the quarter. That was clearly a positive, but the other element is this mix that we’ve been talking about in prior questions, between cable and apparatus. We had a particularly strong and favorable mix for apparatus. One of the elements that’s really driving this business and the enterprise business in particular and will continue to is the investment that’s happening globally in data centers. And so if you look at the mix of revenue in a data center deployment, it’s much less cable intensive and much more apparatus intensive than it would be for the typical horizontal deployment in the office floor that you’re currently on. And so as data centers become a larger part of our business, it will continue to contribute to the margin.

 Frank Drendel  — CommScope — Chairman, CEO

 I think if you look at just the way that these data centers are distributed worldwide, the position we have in supplying, continuing to supply, the tail that we have on all of these orders around the world give us a very, very strong position of what’s going forward. We have the biggest global sales force. We have the best global distribution and clearly we have the best technical position for the customers. So we continue to see our position worldwide expand as the bandwidth demands continue to grow.

 Glen Anderson  — CIBC World Markets — Analyst

 Would you say, then, that this change in the enterprise business is leading to sort of a structural change in the operating leverage of the overall — of that — of that segment, with apparatus in the mix?

 Frank Drendel  — CommScope — Chairman, CEO

 I think Brian has stated this on numerous occasions. Brian built enterprise business from scratch for CommScope. Before, in the early days of enterprise, there were seven or eight companies that could make the products and you could mix and match and put it together. Today, these are system-complete designs. They’re put forth as systems. They carry a warranty. They have a tail on when you have to use our products for long-term. It’s an entirely different sale than it was just three years ago. So, now you have a technical sale, a technical support, worldwide distribution and it’s a much more difficult area for competitors to enter, given our technology and our position. Brian?

 Brian Garrett  — CommScope — President, COO

 And the other part I should have responded to in Kevin’s question — really relates to Andrew. And we’ve been public about this, as well. The solution for the office is really much more than wired. And it’s clearly becoming a wireless environment for voice, data, public security, building automation, any number of applications and our expectations, even though we haven’t quantified it, we have been public that we have great expectations in terms of taking Andrew’s talent and capabilities and deploying it into this enterprise space to further expand margins in this segment for us. So, it’s an excellent opportunity for all of us.

 Glen Anderson  — CIBC World Markets — Analyst

 Thanks, guys, congratulations.

 Frank Drendel  — CommScope — Chairman, CEO

 Thank you, sir.

 Phil Armstrong  — CommScope — VP, IR

 Operator, we will take one more question.

Operator

 Your last question is a follow-up question from Jeff Beach with Stifel Nicolaus.

 Jeff Beach  — Stifel Nicolaus — Analyst

 Hi.

 Frank Drendel  — CommScope — Chairman, CEO

 Yes, Jeff?

 Jeff Beach  — Stifel Nicolaus — Analyst

 Can you — you’ve done this in the past so I’ll ask. Can you give us an idea — each the growth in each of the three segments of price and then volume or price and volume and all other factors to give us an idea of where the growth is coming from? And included in the broadband, how much Signal Vision contributed?

 Brian Garrett  — CommScope — President, COO

 Well, in the — in the enterprise space, in the quarter, our current estimate is about 80% volume and — yes, volume mix. 20% price. In broadband, the assumption, again, on a year-over-year basis, about — looking here at two-thirds volume mix. About one-third price. That would be inclusive of Signal Vision. And then carrier clearly it’s all about volume.

 Jeff Beach  — Stifel Nicolaus — Analyst

 And then how much sales, then, did Signal Vision contribute in the second quarter.

 Brian Garrett  — CommScope — President, COO

 Something on the magnitude of $4 million in a partial quarter.

 Jeff Beach  — Stifel Nicolaus — Analyst

 Okay, great, thank you.

 Frank Drendel  — CommScope — Chairman, CEO

 You bet you. Thanks for the support, by the way. Operator, with that, concludes our call. I want to thank all the participants for joining and we look forward to the continuing work with Andrew to bring this combination of two great companies to closure by the end of the year. Thank you very much.

Operator

 Ladies and gentlemen, this does conclude the conference for today. We thank you for the participation, and ask that you please disconnect your line.

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Forward-Looking Statements

This conference call transcript contains forward-looking statements regarding, among other things, the proposed business combination between CommScope, Inc. (“CommScope”) and Andrew Corporation (“Andrew”) and the anticipated consequences and benefits of such transaction, and other financial and operational items relating to CommScope and Andrew. Statements made in the future tense, and statements using words such as “intend,” “goal,” “estimate,” “expect,” “expectations,” “project,” “projections,” “plans,” “anticipates,” “believe,” “think,” “confident” and “scheduled” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are not a guarantee of performance and are subject to a number of risks and uncertainties, many of which are difficult to predict and are beyond the control of CommScope or Andrew. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. Relevant risks and uncertainties relating to the proposed transaction include, but are not limited to: the risk that required regulatory review and approval may not be obtained in a timely manner, if at all; Andrew’s stockholders may not approve the proposed transaction; the anticipated benefits and synergies of the proposed transaction may not be realized; the integration of Andrew’s operations with CommScope could be materially delayed or may be more costly or difficult than expected; the proposed transaction may not be consummated; legal proceedings may be commenced by or against CommScope or Andrew. Relevant risks and uncertainties generally applicable to CommScope and Andrew include, but are not limited to: changes in cost and availability of key raw materials and the ability to recover these costs from customers through pricing actions; customer demand for products and the ability to maintain existing business alliances with key customers or distributors; concentration of sales among a limited number of customers and distributors; the risk that internal production capacity and that of contract manufacturers may be insufficient to meet customer demand for products; the risk that customers might cancel orders placed or that orders currently placed may affect order levels in the future; continuing consolidation among customers; competitive pricing and acceptance of products; industry competition and the ability to retain customers through product innovation; possible production disruption due to supplier or contract manufacturer bankruptcy, reorganization or restructuring; successful ongoing operation of our vertical integration activities; ability to achieve expected sales, growth and earnings goals; costs of protecting or defending intellectual property; ability to obtain capital on commercially reasonable terms; regulatory changes affecting us or the industries we serve. For a more complete description of factors that could cause such a difference, please see CommScope’s filings with the Securities and Exchange Commission (SEC), which are available on CommScope’s website or at www.sec.gov, and Andrew’s filings with the SEC, which are available on Andrew’s website or at www.sec.gov. In providing forward-looking statements, neither CommScope nor Andrew intends, and neither undertakes any duty or obligation, to update these statements as a result of new information, future events or otherwise.

Additional Information

In connection with the proposed merger, CommScope intends to file a registration statement with the SEC on Form S-4 and CommScope and Andrew expect to mail a proxy statement/prospectus to Andrew’s stockholders containing information about the merger.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE.

The registration statement and the proxy statement/prospectus will contain important information about CommScope, Andrew, the merger, and related matters.  Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the SEC at www.sec.gov.  In addition to the registration statement and the proxy statement/prospectus, CommScope and Andrew file annual, quarterly, and special reports, proxy statements, and other information with the SEC.  Printed copies of these documents can also be obtained free of charge (other than a reasonable duplicating charge for exhibits to our reports on Form 10-K, Form 10-Q and Form 8-K) by any stockholder who requests them from either CommScope’s or Andrew’s Investor Relations Department:

Investor Relations	Investor Relations
CommScope, Inc.	Andrew Corporation
1100 CommScope Place, SE	3 Westbrook Corporate Center
P.O. Box 339	Suite 900

Hickory, North Carolina 28602 U.S.A.	Westchester, Illinois 60154 U.S.A.
Phone: 1-828-324-2200	Phone: 1-800-232-6767 or 1-708-236-6616
Fax: 1-828-982-1708	Fax: 1-708-492-3774
E-mail:	E-mail: GlbWWW-Contact-InvestRelations@andrew.com
investor.relations@commscope.com

CommScope, Andrew and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Andrew stockholders in connection with the proposed transaction. Information about CommScope’s directors and executive officers and their ownership of CommScope common stock is set forth in the definitive proxy statement for CommScope’s 2007 annual meeting of stockholders, as filed by CommScope with the SEC on Schedule 14A on March 16, 2007. Information about Andrew’s directors and executive officers and their ownership of Andrew common stock is set forth in the definitive proxy statement for Andrew’s 2007 annual meeting of stockholders, as filed by Andrew with the SEC on Schedule 14A on December 29, 2006. Other information regarding the participants in the proxy solicitation will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.